July 13, 2010
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549
Attention: Todd Schiffman, Assistant Director

Re:	First BanCorp. Amendment No. 3 to Registration Statement on Form S-4 on Form S-1 Filed on July 9, 2010 File No. 333-165252
Dear Mr. Schiffman:
This responds to your letter dated July 12, 2010 to First BanCorp (the “Corporation”) regarding the Corporation’s Amendment No. 3 to the Registration Statement on Form S-4 on Form S-1 filed on July 9, 2010 (the “Registration Statement”). Set forth below in italics is the comment contained in your letter, together with our response.
Amendment No. 3 to Registration Statement on Form S-4 on Form S-1
General
1.	We note your response to prior comment 6 in our letter dated June 17, 2010. Please tell us how you intend to file the opinion of counsel required by Item 601(b)(5) of Regulation S-K prior to receiving stockholder approval for the amendment to decrease the par value of your common stock. In particular, please explain how counsel will be able to opine that the securities being registered will be legally issued, fully paid and non-assessable at a time when the amendment to decrease the par value of your common stock has not been approved.

Response: The opinion of counsel required by Item 601(b)(5) will state as follows: “I am of the opinion that when the Registration Statement has become effective under the Act, and the shares of Common Stock have been issued and delivered in exchange for shares of the Preferred Stock in the manner contemplated by the Registration Statement, the shares of Common Stock will be duly authorized, validly issued, fully paid and non-assessable.”

Mr. Todd Schiffman
U.S. Securities and Exchange Commission
July 13, 2010

As you know, the terms of the exchange, which are contemplated by the Registration Statement, provide that the shares of Common Stock will only be issued if various conditions are met. Furthermore, the offer, as contemplated by the Registration Statement, states that the Corporation cannot waive two of these conditions. These are: the requirements for stockholder approval of the issuance of the shares as required by the New York Stock Exchange listing requirements and, if necessary, of the change in the par value of the shares of Common Stock. The change in the par value of the shares of Common Stock will only be necessary if, at the time of the closing of the exchange offer, the value of the Preferred Stock tendered in exchange for a share of Common Stock is less than $1.00.
We view these conditions on the offer and sale of the shares of Common Stock as no different from other conditions applicable to exchange offers and business combinations, including the need for stockholder approval of a restructuring of a company or of a stock-for-stock merger. The Staff accepts Exhibit 5 legal opinions for such transactions based on the assumption that the required shareholder approval has been received. (See Special Report of the Task Force on Securities Law Opinion, ABA Section of Business Law, “Legal Opinions in SEC Filings,” 59 Bus. Law. 1505 (August 2004) (copy attached).)
In addition, since Rule 13e-4(e)(2) contemplates that an exchange offer can be launched prior to the effectiveness of a registration statement, the Commission clearly contemplates that exchange offers can be conducted irrespective of the conditions on completion of the exchange. Even if the Corporation requests effectiveness of the Registration Statement prior to the launch of the exchange offer, by analogy to the process conducted when an exchange offer is launched through the use of a preliminary prospectus, the Corporation undertakes to file, by post-effective amendment in reliance upon Rule 462(d), an opinion that is not qualified by the phrase “issued and delivered in exchange for shares of the Preferred Stock in the manner contemplated by the Registration Statement” prior to issuing the shares of Common Stock in the exchange.
Finally, we view the opinion that the Corporation intends to file as an exhibit to the Registration Statement as consistent with the opinion that the Staff accepts in connection with other shelf registration statements. The staff takes the position in C&DI 212.05 under the Securities Act Rules that a qualified opinion may be filed at the time the registration statement is declared effective and that an unqualified opinion must be filed no later than the closing date of the offering of the securities covered by the registration statement. C&DI 212.05 provides as follows:
“Question: Can a registration statement under Rule 415 be declared effective without an opinion of counsel as to the legality of the securities being issued when no immediate sales are contemplated?
Answer: No. However, when sales are not expected in the near future, the registrant may file a qualified opinion of counsel and have its registration statement be declared effective, subject to the understanding that an unqualified opinion will be filed no later than the closing date of the offering of the securities covered by the registration

Mr. Todd Schiffman
U.S. Securities and Exchange Commission
July 13, 2010

statement. An updated opinion of counsel with respect to the legality of the securities being offered may be filed in a Form 8-K report rather than a post-effective amendment to a Form S-3 shelf registration statement. This position is limited to opinions of counsel regarding the legality of the securities being offered, which are required to be filed in connection with shelf takedowns. [Aug. 14, 2009]”
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If you should have any questions, please do not hesitate to contact the undersigned at (787) 729-8252 or Linda L. Griggs, of Morgan, Lewis & Bockius LLP, at (202) 739-5245.
Sincerely yours,
/s/ Lawrence Odell
Lawrence Odell
Executive Vice President and General Counsel

Cc/	Linda L. Griggs